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                                [SCI LETTERHEAD]



                                October 10, 2002





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:  Service Corporation International
              Registration Statement on Form S-3
              Registration No. 333-72326

Dear Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Service Corporation International (the "Company") requests the withdrawal of the above-referenced Registration Statement, filed with the Securities and Exchange Commission on October 26, 2001.

         The Company understands that the application for withdrawal will be deemed granted at the time this application is filed, unless the Commission otherwise notifies the Company within 15 calendar days that the application for withdrawal will not be granted.

         The Company has determined that, due to general market conditions, the issuance and sale of the securities covered by the Registration Statement is not in the best interests of the Company or its investors. No sale of the Company's securities have been or will be made pursuant to the Registration Statement.


                                       Respectfully submitted,



                                       James M. Shelger
                                       Senior Vice President,
                                       General Counsel and Secretary
                                       of Service Corporation International